EXHIBIT A

                             Identification of Group


         Eagle Venture Capital, LLC is the owner of record of 2,666,478 shares of common stock.

          B. Michael Adler is the owner of two stock options to purchase a total of 10,000 shares of common stock. Mr. Adler owns a controlling interest in Eagle Venture Capital, LLC.